FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: January 23, 2007	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO COMPLETES INITIAL DRILLING PROGRAM AT
TWANGIZA WITH FURTHER WIDE ZONES OF GOLD
MINERALIZATION INTERSECTED

Drilling results include 211.68 metres grading 2.41 g/t Au, 91.63 metres grading 2.16 g/t
Au, 55.90 metres grading 5.99 g/t Au and 11.30 metres grading 5.05 g/t Au

Toronto, Canada – January 23, 2007 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) is pleased to announce further results from the Company’s core drilling program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional 11 core holes drilled at Twangiza. This completes the initial core drilling program of 71 holes totalling 17,065 metres.

Highlights include:

•

Hole TDD068 intersected 211.68 metres grading 2.41 g/t Au from 64.32 metres, including 11.00 metres grading 6.4 g/t Au from 85.00 metres, 8.00 metres grading 5.24 g/t Au from 105 metres and 33.50 metres grading 4.46 g/t Au from 133 metres

•	Hole TDD063 intersected 5.59 metres grading 8.54 g/t Au from 93.92 metres and 91.63 metres grading 2.16 g/t Au from 109.15 metres
•	Hole TDD065 intersected 55.90 metres grading 5.99 g/t Au from 0.00 metres
•	Hole TDD064 intersected 11.30 metres grading 5.05 g/t Au from 0.00 metres

Core holes were inclined at between minus 50 and 61 degrees and averaged 282 metres in depth with a maximum of 498.58 metres down the hole. Core recovery for these holes averaged 90.5% within the mineralized zones. It is estimated that the true widths of the mineralized zones are approximately 90% of the intersected widths in the holes. All core holes were drilled within the Main Twangiza deposit. Drill hole spacing was at 40 to 80 metre sections.

The mineralized sections of the Main Twangiza deposit are hosted within a series of mineralized feldspar porphyry sills and low grade, pelitic metasediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulfides and silicic, carbonate and potassic alteration.

A locality plan of the reported drill holes is found accompanying this press release on the Company’s web site at http://www.banro.com/i/pdf/2007-01-23_NRM.pdf .

Results from the core holes are tabulated in the following table:

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)			FROM	TO	WIDTH	(g/t)
					(m)	(m)	(m)
TDD060	9681832.64	693509.59	70	-55	No significant mineralization

TDD062	9682502.64	693709.35	70	-61	37.80	42.80	5.00	1.97

TDD063	9682029.05	693615.73	70	-51	30.72	58.09	27.37	0.82
					72.00	75.00	3.00	1.24
					93.92	99.51	5.59	8.54
					102.45	104.23	1.78	1.61
					109.15	200.78	91.63	2.16

TDD064	9682442.75	693303.32	70	-54.5	0.00	11.30	11.30	5.05

TDD065	9682588.18	693603.64	70	-60.8	0.00	55.90	55.90	5.99
					94.00	107.00	13.00	1.26

TDD066	9682312.61	693315.63	70	-52	22.16	29.07	6.19	4.17
					46.60	59.69	13.09	1.02
					81.70	88.97	7.27	1.36
					117.70	118.70	1.00	1.41
					153.00	153.74	0.74	2.16
					196.47	197.00	0.53	8.68
					201.80	202.80	1.00	2.57

TDD067	9682485.17	693644.91	70	-59	0.00	2.82	2.82	1.12
					26.02	27.34	1.32	16.79
					34.52	64.63	30.11	1.37
					205.15	206.88	1.73	1.54

TDD068	9682116.19	693574.61	70	-51	7.70	20.00	12.30	0.95
					33.00	60.00	27.00	1.28
					64.32	276.00	211.68	2.41
					Including:
					85.00	96.00	11.00	6.40
					105.00	113.00	8.00	5.24
					133.00	166.50	33.50	4.46
					289.00	300.00	11.00	0.96

TDD069	9682551.93	693619.52	70	-57	0.00	9.00	9.00	1.08
					12.80	17.00	4.20	1.99
					20.00	24.00	4.00	0.79
					42.78	66.30	23.52	0.89
					79.00	89.00	10.00	0.95
					99.00	101.00	2.00	1.50
					165.90	166.90	1.00	4.04

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)			FROM	TO	WIDTH	(g/t)
					(m)	(m)	(m)
TDD070	9682393.08	693302.10	70	-50	0.00	19.82	19.82	1.37
					92.76	93.76	1.00	1.45
					166.10	169.10	3.00	0.99
					172.84	174.98	2.14	1.51
					181.54	183.58	2.04	0.93
					191.39	202.00	10.61	2.50
					205.00	207.00	2.00	1.45
					227.60	239.97	12.37	1.11
					250.59	257.76	7.17	2.94
					264.76	271.00	6.24	1.73

TDD071	9682606.46	693897.71	250	-50	14.00	28.50	14.50	1.15
					44.52	46.52	2.00	0.94
					67.26	70.00	2.74	2.82

Holes are uncut.

Commenting on these drilling results at Twangiza, Peter Cowley, President and C.E.O. of the Company, said: “These results complete the successful 2006 drilling program at Twangiza where we have continued to intersect wide zones of gold mineralization from surface. These results will be incorporated into a Preliminary Assessment study which is being undertaken by an independent consulting company. Drilling is due to recommence at the end of this month at Twangiza where the focus will be on outlining additional, near surface oxide resources in the vicinity of the Main Twangiza deposit.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza property is contained in the following technical reports of Michael B. Skead (who is the Company’s Vice President, Exploration and a “qualified person” as such term is defined in National Instrument 43-101): (a) the report dated November 10, 2006 and entitled “Third NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo” and (b) the report dated March 30, 2006 and entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo”. Copies of these reports can be obtained from SEDAR at www.sedar.com. Exploration at Twangiza is being conducted under the supervision of Mr. Skead (Aus.I.M.M).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization and mineral resources and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.